Exhibit 99.2

H.J. GRUY AND ASSOCIATES, INC.

333 Clay Street, Suite 3850, Houston, Texas 77002 • TEL. (713) 739-1000 • FAX (713) 739-6112

February 4, 2011

Century Exploration New Orleans, Inc.

Three Lakeway Center, Suite 2800

3838 North Causeway Boulevard

Metairie, Louisiana 70002

Attention:	Jon A. (Tony) Richards,
Engineering Manager

Re:	Year-End 2010
S.E.C. Guideline Reserves
Selected Properties
RAAM Global Energy Company

Ladies and Gentlemen:

At your request, H.J. Gruy and Associates, Inc. independently estimated the oil, condensate, and natural gas proved reserves and future net cash flows effective December 31, 2010, attributable to interests owned by RAAM Global Energy Company (RAAM) in selected properties. The selected properties are located in Breton Sound Block 45 State Lease 19050, West Cameron Block 366 OCS-G 31304, Ewing Banks Block 920 OCS-G 32293, and Jasper County, Texas.

RAAM has represented to us that the selected properties represent approximately 64 percent of the company proved reserves. The estimated reserves are located in the Continental United States.

This report, completed on February 4, 2011, has been prepared for RAAM, and is provided for inclusion in relevant U.S. Securities and Exchange Commission registration statements or other Securities and Exchange Commission filings.

We estimate the net reserves and future net revenue to the RAAM interest in the selected properties, effective December 31, 2010, to be:

	Net Reserves		Future Net Cash Flow (M$)
Category	Oil (MBbls)	Gas (MMcf)	Total	Discounted at 10 % Per Year

Proved Producing	344.9	8,384.9	50,994.4	41,905.9
Proved Nonproducing	1,248.9	6,409.9	92,209.9	61,340.7
Proved Undeveloped	6,649.1	6,649.1	336,799.7	167,375.1

Total Proved	8,242.9	21,443.9	480,004.0	270,621.7

RAAM Global Energy Company	2	February 4, 2011

The estimated reserves are in compliance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). Our work and this report conform to the guidelines as stated in Regulation S-K, Item 1202. We examined the evidence supporting the reserves discussed herein, and we find the quality and quantity of available data to be sufficient for reserve estimating. In conducting our independent reserves estimation, all methods, assumptions, data, and procedures are appropriate for the purposes of this report.

We used appropriate engineering, geologic, and evaluation principles that are consistent with practices routinely applied in the petroleum industry. Reserve estimates are based on extrapolation of established performance trends, material balance calculations, volumetric calculations, analogy with the performance of comparable wells, or a combination of these methods. Reserve estimates from volumetric calculations or from analogies may be less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserve was produced. Reserves discussed in this report were estimated using deterministic methods.

The primary economic assumptions in the reserves estimating process include the application of product prices that are not escalated and therefore remain constant for the projected life of each property. Product benchmark prices are based on an average of 2010 first-day-of-the-month prices in accordance with Regulation S-X guidelines. A price differential is applied to the oil, condensate, and natural gas base prices to adjust for transportation, geographic property location, and quality or energy content. As a reference, the 12-month average benchmark prices for oil and natural gas are $75.96 per barrel and $4.38 per million British thermal units, respectively. The average adjusted prices, for oil and natural gas used to determine reserves are $71.07 per barrel, $4.69 per thousand standard cubic feet, respectively, over the projected assets life.

Operating expenses, abandonment charges, and capital costs, based on information provided by Century Exploration New Orleans, Inc. (Century), were used to estimate future costs required to operate the properties. Future costs are based on existing costs and where appropriate, adjusted to reflect planned changes in operating conditions. Operating costs and future capital expenditures are not escalated and therefore remain constant for the projected life of each property.

In our judgment, there are no instances where current local, state, or federal regulations will materially impact the ability of RAAM to recover the estimated reserves.

In conducting this work, we relied on data supplied by Century. The extent and character of ownership, historical oil and natural gas sales prices, operating costs, future capital expenditures, historical production, accounting, geological, and engineering data were accepted as represented, and we have assumed the authenticity of all documents submitted. No independent well tests or audits of operating statements were conducted by our staff in conjunction with this work. We did not verify or determine the extent, character, status, or liability, if any, of production imbalances, hedging activities, or any current or possible future detrimental environmental site conditions. Field examinations of the subject properties were not considered necessary for the purpose of this report. Pertinent data were available, and there are no special circumstances known to us that would prompt a field inspection.

In order to estimate the reserves and future cash flows attributable to the selected properties, we have relied on geological, engineering, and economic data furnished by Century. Although we instructed our client to provide all pertinent data, and we made a reasonable effort to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of hydrocarbons or the cash flows projected will be realized.

H.J. GRUY AND ASSOCIATES, INC. 333 Clay Street, Suite 3850, Houston, Texas 77002 — (713) 739-1000

RAAM Global Energy Company	3	February 4, 2011

Hydrocarbon reserves estimates contain inherent uncertainties. Estimation of reserves is based on the application of a variety of technologies and the subjective interpretation of collected data; therefore, the reserves discussed herein are considered estimates only and should not be construed as exact quantities. Future economic or operating conditions may affect recovery of estimated reserves and cash flows, and reserves of all categories may be subject to revision as more performance data become available or as alternative estimating methods become applicable.

H.J. Gruy and Associates, Inc. is a privately owned, independent consultancy, and compensation for our efforts is not contingent upon the outcome of our work. H.J. Gruy and Associates, Inc. and its employees have no direct financial interest in RAAM, Century, or the subject properties nor do we contemplate any future direct financial interest. We have used all procedures and methods that we consider necessary, under the circumstances, to prepare this report. Any distribution or publication of this work or any part thereof must include this letter in its entirety.

Yours very truly,

H.J. GRUY AND ASSOCIATES, INC.
Texas Registration Number F-000637

[Seal]

	by:	/s/ Robert Rasor
Robert Rasor, P.E.
Executive Vice President
Engineering Manager

RR/pb

H.J. GRUY AND ASSOCIATES, INC. 333 Clay Street, Suite 3850, Houston, Texas 77002 — (713) 739-1000